INVEST IN **LEGION M**

The World's First FAN-OWNED Entertainment Company

PITCH VIDEO | INVESTOR PANEL


THE EMPEROR'S BLADES
BRIAN STAVELEY
TOLKIEN
MEMORY: THE ORIGINS OF ALIEN
GIRL WITH NO NAME

legionm.com Los Angeles CA

Entertainment | Main Street | Technology | Media | Moonshots

OVERVIEW | DETAILS | UPDATES 153 | WHAT PEOPLE SAY 9298 | ASK A QUESTION 884

Highlights

1. Projects with Kevin Smith, Stan Lee, Nicolas Cage, Anne Hathaway, Dean Devlin, and more
2. Founded by Emmy-winning digital media pioneers Paul Scanlan and Jeff Annison
3. One of the most successful companies in JOBS Act history with over $10MM raised & 25,000+ investors
4. Innovative apps like FILM SCOUT and MPULSE give investors a voice in company decisions
5. Advisory board of industry heavyweights, including execs from Netflix, Sony, Lucasfilm, and more.
6. Priority access to events like "Legion M Lounge at Sundance" or the 2017 "Stan Lee Houseparty"
7. Backstage access to livestreams/Q&As/etc, plus chances to win set visits and premier tickets
8. New for round 7: INVESTOR REWARDS!

Our Team



Paul Scanlan Cofounder and CEO

Emmy winning serial entrepreneur, Cofounder/President MobiTV, 2011 Forbes "Names You Need to Know".



Jeff Annison Cofounder and President

Emmy winning serial entrepreneur, Cofounder MobiTV, toy designer, theme park engineer, amateur auto racer.



Terri Lubaroff COO/Head of Content

25+ year Film/TV development, Sr. VP Humble Journey Films-Paramount/CBS, talent/lit management, entertainment lawyer, COO Meltdown Entertainment, Co-Founder Meltdown Tech Incubator, Ice Cream Lover.

SEE MORE

FANS OF THE WORLD, UNITE!


"Legion M is the future of our industry."
-Dean Devlin
(Creator of Stargate, Independence Day, "Leverage", "The Librarians")

INVEST IN THE FUTURE OF ENTERTAINMENT

Legion M is the first entertainment company built to be owned by FANS. Enabled by disruptive new securities laws, we're opening the gates of Hollywood to give fans a seat at the table — and a stake in the outcome.

Why? Because no matter where you sit in the entertainment value chain, a "built-in audience" is one of the most valuable assets in Hollywood. It's the reason A-list actors get paid tens of millions of dollars to appear in a film, and why sequels, reboots and comic book movies rule the theaters. Studios know that a built-in audience ensures fans will watch (and, more importantly, talk about) their movie. And while that doesn't guarantee box-office success, it dramatically reduces risk and increases the odds of creating a hit.

We founded Legion M because we saw a disruptive opportunity to create a media company with a built-in audience for everything it makes. By utilizing the JOBS Act to unite a large community of fans as shareholders of the company, we're creating a massive, grassroots audience — a Legion of fans — that are financially and emotionally invested in our projects' success! And the bigger we get, the more powerful we become.


TOP-SECRET PLAN
See how fans can unite to shape the future of Hollywood.
READ MORE


RISK
REWARD
WHY NOW?
Learn how the JOBS Act allows everyone to invest like the 1%.
READ MORE


HOW WE MAKE MONEY
See how we're building a diversified set of revenue streams.
READ MORE


"The idea of setting up a company that will be owned by the fans – I think that is a wonderful idea. So good, I wish I thought of it myself!"
–Stan Lee

EARLY STAGE, PRE-IPO STARTUP OPPORTUNITY. When you invest in Legion M you are buying stock in a pre-IPO startup — like investing in Disney when it was just Walt and Roy, or Amazon when it was run out of a garage.

Successful media companies are often measured in tens or hundreds of billions of dollars— you are buying into Legion M at a valuation of about $32MM-$40MM. There is a lot of risk (see below) but if we're successful there is a LOT of upside.

OPEN TO ALL INVESTORS. Investing in early stage startups USED to be off-limits to non-accredited investors, but thanks to the JOBS Act now everyone has the opportunity to participate in the startup economy! With over 25,000 investors & more than $10 million raised. Legion M is one of the most successful companies in JOBS Act history.

FOUNDED BY EMMY WINNING DIGITAL MEDIA PIONEERS. Legion M's founders previously cofounded MobiTV, a streaming media startup that became a worldwide leader in mobile television with $150 MM in venture capital, ~$100MM in annual revenue, and an Emmy Award for Innovation in Television.

DIVERSIFIED SLATE OF FILM AND TV PROJECTS. When you invest in Legion M you're not just backing a single project -- you're investing in an entire slate. By diversifying across different genres (e.g. comedy vs. horror), mediums (e.g. TV vs. Movies), and risk profiles (e.g. high risk early-stage projects vs. low-risk late-stage projects), we're building a company designed to stand the test of time.


Legion M Project Sizzle 2020
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CHECK OUT THE LEGION M SLATE OF PROJECTS
Watch on YouTube

SHAPE THE FUTURE OF HOLLYWOOD

For most companies investors are simply a source of funding. For Legion M, they are our superpower. We're constantly looking for new and innovative ways to give our investors a voice in company decisions and harness their collective passion, wisdom and insight for the benefit of the company.

Involving fans in our decisions doesn't just make us different (when's the last time Disney asked you what movie they should make?), we believe it makes us BETTER. By giving fans a voice in the process and a stake in the outcome, we gain:

- A built-in audience eager to come out opening night and bring all their friends
- A massive "street team" motivated to share and build grassroots buzz
- A legion of scouts to help us find the next big thing
- A built-in focus group to evaluate content and harness the "wisdom of the crowd"
- A constant source of energy, enthusiasm and excitement to propel us forward
- A deep pool of talent for crowdsourcing ideas and tasks


M-PULSE
WISDOM OF THE CROWD
See how M-Pulse gives investors a voice at Legion M.
READ MORE


BECOME A FILM SCOUT
Learn how you can help Legion M find the next big thing!
READ MORE


"Legion M puts the power into the hands of the very people who love and


live entertainment.
Joining the Legion has been one of the BEST experiences ever."
-Jill Robi
(Writer, Fan, Legion M Investor)

GO BEHIND THE SCENES

Legion M is more than just a company; it's a community. A collection of fans and creators banding together to shape the future of entertainment. We're constantly seeking ways to open the gates of Hollywood for the benefit of our community. Whether it's winning tickets to a red carpet premiere, hanging with celebrities in the Legion M lounge at Sundance, joining a livestream Q&A, or gathering for drinks at a local meet-up, Legion M provides opportunities for YOU to get involved and come behind the scenes.


STAN LEE TRIBUTE
See how Legion M united fans to honor a Legend.
WATCH


SUNDANCE
This is how Legion M rolls when we go to Sundance.
WATCH


MANDY
See how Legion M helped turn MANDY into a new cult classic.
WATCH

WHAT IS YOUR POTENTIAL RETURN?

When you invest in Legion M you are buying stock in the company. It's like investing in Disney back when it was just Walt and Roy. As a pre-IPO startup, we are inherently risky. The fact is, most startups fail, and if we fail, you will likely lose your investment.

But startups that succeed can change the world, and provide staggering returns for investors. Our current market cap (the price you are buying in at) is about $32 -$40 million. If we're successful, we believe Legion M could someday be worth billions. We believe there's a LOT of upside.

The stock you are buying has the EXACT same financial terms as the stock owned by the founders, employees, and every other investor big and small (we have investors ranging from $100 to over $400,000). All of us are in the same boat -- we don't succeed unless you succeed.

Like a snowball rolling down the hill, the larger we get the more powerful we become. We're swinging for the fences with Legion M, and while no one can guarantee success, we're betting our money, reputations, and careers that we can make this the best investment you've ever made.


EFFECTIVE SHARE PRICE
LEGION M SHAREHOLDERS
$13.00
ROUND 7
$12.50/share*
ROUND 6
$10.65/share
ROUND 5
$10.00/share
ROUND 4
$8.88/share
25,000
18,750
12,500







ROUND 3
$8.32/share
ROUND 2
$7.47/share
ROUND 1
$7.00/share
$6.00
6,250
0
2016
2017
2018
2019
2020
* Legion M's Round 7 share price is $14.28 per share, however each investor also receives a Reward that reduces the effective price paid per share (Effective Share Price). This chart shows the Effective Share Price for a $100 investment, with Bonus Shares as the reward. For a complete discussion, please review the offering document.

ANNUAL REVENUE
$700,000
$525,000
$350,000
$175,000
$0
2016
2017
2018
2019
POTENTIAL REVENUE STREAMS
Future Releases
Active Projects
Completed Projects
Includes all publicly announced projects with potential revenue, beginning in the year of release. Does not include development projects that have not yet been sold or released.
Archenemy
Tolkien
Save Yourselves!
Stan Memorial
Left Right Game
The Girl With No Name
Emperor's Blades
Memory: The Origins of Alien
Jay and Silent Bob Reboot
Stan Lee Tribute
The Field Guide To Evil
Colossal
Bad Samaritan
Mandy
Legion M Merchandise
2016
2017
2018
2019
2020
YEAR OF RELEASE

Legion M: Please Watch Before Investing
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LEGION
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FOR DETAILED FINANCIAL ANALYSIS AND AUDITED FINANCIAL STATEMENTS, CLICK HERE REVIEW THE OFFERING DOCUMENT

NEW FOR ROUND 7 -- INVESTOR REWARDS!!

As a silicon-valley based startup, Legion M is always looking for new ways to innovate. Over the past 4 years we've raised over $10,000,000 from more than 25,000 investors on our way to becoming one of the most successful JOBS Act companies in history. With Round 7, we're testing a new strategy we think could change the game:

For a limited time, Legion M is re-allocating money we'd usually spend with tech companies on digital ads, and instead spending it with businesses we love on REWARDS FOR INVESTORS!

Why are we doing this? Aside from the fact that we'd much rather spend money on rewards for investors instead of ads, we believe that by investing in our community we have the potential to LOWER our marketing spend and improve Legion M's odds of success for all our shareholders. **For more information, check out this blog post.**



TIER 1 ♦ UP TO $199

LEGION M "INVESTOR ACCESS"
Drawings for set visits and premiere tickets, priority access to Legion M events and exclusives, discounts, shareholder portal, and much, much more!

CHOOSE ONE PERK:

- An exclusive round 7 investor t-shirt
- $20 to either Legion M, Alamo Drafthouse, or Entertainment Earth
- 20% in bonus shares of Legion M stock

TIER 2 ♦ $200 TO $499

LEGION M "INVESTOR ACCESS" **(SEE ABOVE)**
AND
RECEIVE AN EXCLUSIVE ROUND 7 INVESTOR T-SHIRT

AND CHOOSE ONE BONUS PERK:

- 6-month ISAConnect membership to the ISA
- $40 to either Legion M, Alamo Drafthouse, or Entertainment Earth
- 21% in bonus shares of Legion M stock

TIER 3 ♦ $500 TO $999

LEGION M "INVESTOR ACCESS" **(SEE ABOVE)**
AND
RECEIVE AN EXCLUSIVE ROUND 7 INVESTOR T-SHIRT

AND CHOOSE ONE BONUS PERK:

- 12-month ISAConnect membership to the ISA
- $100 to either Legion M, Alamo Drafthouse, or Entertainment Earth
- 22% in bonus shares of Legion M stock

TIER 4 ♦ $1,000 TO $4,999

LEGION M "INVESTOR ACCESS" **(SEE ABOVE)**
AND
RECEIVE AN EXCLUSIVE ROUND 7 INVESTOR T-SHIRT

AND CHOOSE ONE BONUS PERK:

- $200 to either Legion M, Alamo Drafthouse, or Entertainment Earth
- 23% in bonus shares of Legion M stock

TIER 5 ♦ $5,000 AND UP

LEGION M "INVESTOR ACCESS" **(SEE ABOVE)**
AND
RECEIVE AN EXCLUSIVE ROUND 7 INVESTOR T-SHIRT
AND
GET $200 TO EITHER LEGION M, ALAMO DRAFTHOUSE, OR ENTERTAINMENT EARTH

AND CHOOSE ONE BONUS PERK:

- Two tickets to a Legion M red carpet Hollywood premiere
- One-hour zoom call with Legion M executive team
- 25% in bonus shares of Legion M stock

TERMS AND CONDITIONS APPLY. CLICK HERE FOR DETAILS.


NOT SURE ABOUT INVESTING?
Join as a free member to see firsthand what Legion M is all about!
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MEET OUR ADVISORY BOARD

MEET OUR ADVISORY BOARD

While our shareholders have a voice in the selection process, they aren't the ONLY voice. Entertainment is one of the most complex and competitive industries on the planet, and Hollywood has a reputation for chewing up and spitting out starry-eyed investors. We believe a Legion of fans provides a significant edge when it comes to evaluating projects, but we also know that to succeed we need deep understanding of the BUSINESS of show business. That's where our advisory board comes in.

The men and women of Legion M's advisory board have centuries of combined experience between them and have generated billions of dollars of box office around the globe. They've worked in front of the camera and behind the scenes. Between them, they've partnered with or sat across the table from just about everyone in the industry. They are a critical part of Legion M's success, and we are fortunate to have them.



Leonard Maltin
Celebrated Film Critic, Historian, Author of Leonard Maltin's Movie Guide
Dean Devlin
Writer, Director, Producer (Stargate, Independence Day, "Leverage", "The Librarians")
Tim League
Founder/CEO Alamo Drafthouse Cinema, Cofounder NEON, and Fantastic Fest
Scott Landsman
SVP Comedy Development, Sony Pictures Television, formerly VP at Comedy Central
Lisa Taback
VP Talent Relations & Awards at Netflix, Former Awards Consultant (Spotlight, Moonlight, La La Land)
Stoopid Buddy Stoodios
Creators of Multi Emmy Award Winning Robot Chicken, Super Mansion, etc.
Bill Duke
Actor, Director, Producer (Commando, Predator, "Falcon Crest", "Charlie's Angels", "Law and Order SVU")
Adam Rymer
Former President Legendary Digital Networks (Nerdist, Geek & Sundry, and Smart Girls), formerly Universal Studios, Lava Bear
Eric Ries
Entrepreneur, Best Selling Author, Founder of the Lean Startup Movement, CEO Longterm Stock Exchange
Susan Bonds
Mixed Reality Pioneer, CEO 42 Entertainment, Former Creative Director Walt Disney Imagineering, Lockheed Martin "Skunkworks"
Christian Parkes
CMO Alamo Drafthouse, NEON, Fast Company's 100 Most Creative People
Larry Gleason
President Arenas Group, former President Paramount, and former President at MGM
Julianne LaMarche
Marketing and Strategic Planning (BLT Communications, Trailer Park, Crew Creative)
Alex Lieu
Mixed Reality Pioneer, Chief Creative Officer 42 Entertainment and Animal Repair Shop
Doug Hansen
President Hansian Media, former President and COO Endgame Entertainment, former SVP Entertainment, Union Bank
Gaston D-Letelier
Chairman of the Board CEI (LA Comic Con, RuPaul's Drag Con, etc.), Meltdown Comics, Cofounder Beyond Fest
Yuka Kobayashi
Producer, Cofounder Trifecsome Media, formerly Director of New Media Stan Lee's POW!
Lynn Bartsch
Principal Counsel at Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible
Rao Meka
Founder shopVOX, Film Producer CEO 1729 Pictures
Kerry O'Quinn
Author and Fan-Centric Magazine Creator, including Starlog, Fangoria, Cinemagic
Andrew Cosby
Screenwriter, Producer and Comic Book Creator ("Haunted", "Eureka", Hellboy), Cofounder Boom! Studios









































Downloads

Legion M Round 7 Reg CF Offering Document - Filed 8-6-2020.pdf